# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OS Therapies Inc, CIK 0001795091
CUSIP: 68764Y207
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 115 Pullman Crossing Road, Suite #103, Grasonville, Maryland (MD), 21638
Date of event which requires filing of this statement: 07/31/2024
Amends the filing with accession number 0001493152-25-002859
Filed by CIK 0002048828
Persons authorized to receive notices and communications: Shalom Auerbach, 15 Atlantic Avenue,, Suite M2, Lynbrook, New York (NY), 11563, 917-364-7051; Einodmil LLC, 396 Oakland Avenue,, Cedarhurst, New York (NY), 11516, 917-364-7051

## Reporting persons
- Shalom Auerbach (CIK 0002048828): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 2,829,582; shared voting power 0; sole dispositive power 2,829,582; shared dispositive power 0; aggregate amount beneficially owned 2,829,582 (12.9% of the class)
  Comment: See Item 5 for additional information.
- Einodmil LLC (CIK 0002048829): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,806,211; shared voting power 0; sole dispositive power 2,806,211; shared dispositive power 0; aggregate amount beneficially owned 2,806,211 (12.8% of the class)
  Comment: See Item 5 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: OS Therapies Inc
Address of issuer's principal executive offices: 115 Pullman Crossing Road, Suite #103, Grasonville, Maryland (MD), 21638
Comment:
Item 1 of the Schedule 13D is hereby supplemented as follows:

This Amendment No. 2 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons (as defined in Item 2 of the Schedule 13D) with the SEC (as defined in Item 5 of the Schedule 13D) on January 17, 2025 (the "Schedule 13D"). The purpose of this Amendment is to amend and supplement the Schedule 13D in response to the comment letter dated March 10, 2025 from the staff of the U.S. Securities and Exchange Commission. Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported on the Schedule 13D or the Schedule 13D/A filed by the Reporting Persons with the SEC on February 28, 2025 ("Amendment No. 1"). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D and the Amendment No 1, as applicable. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

The Reporting Persons acquired and hold the securities described herein for investment purposes in the ordinary course of business and intend to review the investments in the Issuer on a continuing basis. The Reporting Persons acquired the securities described herein because they believed that the securities, when acquired, were undervalued and represented an attractive investment opportunity.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby supplemented as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Amendment is hereby incorporated by reference in its entirety into this Item 5.

As of the date hereof, Mr. Auerbach may be deemed to be the beneficial owner of an aggregate of 2,829,582 shares of Common Stock, all of which Mr. Auerbach has sole voting and dispositive power. The holdings of Mr. Auerbach represent an aggregate of approximately 12.9% of the Issuer's outstanding shares of Common Stock (based on 21,928,317 shares of Common Stock reported as outstanding as of January 28, 2025 in the Issuer's Registration Statement on Form S-1, filed with the SEC on January 31, 2025).

As of the date hereof, Einodmil may be deemed to be the beneficial owner of an aggregate of 2,806,211 shares of Common Stock, all of which Einodmil has sole voting and dispositive power. The holdings of Einodmil represent an aggregate of approximately 12.8% of the Issuer's outstanding shares of Common Stock (based on 21,928,317 shares of Common Stock reported as outstanding as of January 28, 2025 in the Issuer's Registration Statement on Form S-1, filed with the SEC on January 31, 2025).
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date hereof, (i) Mr. Auerbach may be deemed to be the beneficial owner of an aggregate of 2,829,582 shares of Common Stock, all of which Mr. Auerbach has the sole voting and dispositive power, and (ii) Einodmil may be deemed to be the beneficial owner of an aggregate of 2,806,211 shares of Common Stock, all of which Einodmil has the sole voting and dispositive power.
Transactions in the class effected during the past sixty days:
During the period commencing sixty (60) days prior to the date hereof, (i) Einodmil sold 16,720 shares of Common Stock on January 15, 2025 pursuant to the Sales (as described in Item 3 of the Schedule 13D), which were effected on the open market at a weighted average price per share of approximately $6.735, (ii) Einodmil sold 100,000 shares of Common Stock on February 14, 2025 pursuant to the February 2025 Sales (as described in Item 3 of Amendment No. 1), which were effected on the open market at a weighted average price per share of approximately $2.843, and (iii) Einodmil received 375,000 shares of Common Stock on February 27, 2025 as a result of the Additional Transfer pursuant to the terms and conditions of the Transfer Agreement (as described in Item 3 and Item 4 of Amendment No. 1). Except for the foregoing, there were no other transactions by the Reporting Persons in shares of Common Stock during the period commencing sixty (60) days prior to the date hereof.

Between July 31, 2024 (the date of event of the Schedule 13D) and January 17, 2025 (the filing date of the Schedule 13D), (i) Einodmil was issued 1,743,556 shares of Common Stock on August 2, 2024 as a result of Note Conversions in the aggregate principal amount of $3,270,000 (as described in Item 3 of the Schedule 13D), (ii) Mr. Auerbach was issued 23,371 shares of Common Stock on August 2, 2024 as a result of Note Conversions in the aggregate principal amount of $25,000 (as described in Item 3 of the Schedule 13D), and (iii) Einodmil sold 16,720 shares of Common Stock on January 15, 2025 pursuant to the Sales (as described in Item 3 of the Schedule 13D), which were effected on the open market at a weighted average price per share of approximately $6.735.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Joint Filing Agreement, dated as of January 17, 2025, signed by each of the Reporting Persons, incorporated by reference to Exhibit 1 to the Schedule 13D.

Exhibit 2 - Transfer Agreement, dated as of May 13, 2024, by and between Einodmil and Paul Romness, incorporated by reference to Exhibit 2 to the Schedule 13D.

## Signatures
- Shalom Auerbach: /s/ Shalom Auerbach, Shalom Auerbach (03/12/2025)
- Einodmil LLC: /s/ Shalom Auerbach, Shalom Auerbach/Principal (03/12/2025)